[Letterhead of Simpson Thacher & Bartlett LLP]

November 10, 2005

VIA FEDEX AND EDGAR

Re:	MasterCard Incorporated
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.0001 per share, marked to show changes from the Registration Statement as filed on September 15, 2005. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, such as the updating of interim financial information.

In addition, we are providing the following responses to your comment letter, dated October 14, 2005, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page

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numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement. The responses and information described below are based upon information provided to us by MasterCard.

General

1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

The artwork that MasterCard proposes to use in the prospectus is attached to this letter as Annex A.

2.	We note in various places that you cite supporting third party sources for your disclosure. For example, we refer to the Nilson report referenced on page 54. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 3, 67, 77 and 79 to delete certain references to supporting third party sources other than The Nilson Report and certain other reports of payment industry associations, government agencies and independent analysts in Australia, Canada and the United States. The third party sources to which MasterCard attributes information in the Registration Statement are publicly available and have not been commissioned by MasterCard. Copies of the relevant editions of The Nilson Report and of the reports of these other third-party sources (the “Supporting Materials”) have been enclosed for your review on a supplemental basis in a separate binder. The portions that support MasterCard’s disclosure are highlighted. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of MasterCard, we request that the Supporting Materials be returned to us upon completion of your review thereof. Please call us when you have completed your review and we will arrange for the Supporting Materials to be picked up from you.

3.	We note your disclosure on page 132 that you anticipate that you will undertake a directed share program. Please tell us the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how

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and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD’s rules relating to “hot” IPOs, if applicable. Please also provide us with copies of all materials to be used in connection with the directed share program.

MasterCard hereby advises the Staff that it has not determined the final number of persons it will invite to participate in the directed share program. MasterCard currently expects, however, to invite only certain management level employees (the “Participants”) to participate. The directed share program administrator, the identity of which has not yet been determined, will administer the directed share program, and will work directly with the Participants and MasterCard in connection with the directed share program. MasterCard will allocate shares to the Participants, and the directed share program administrator will arrange for the distribution of the shares. The mechanics of the directed share program have not yet been finalized, and MasterCard will update the Staff with the requested information once it is available.

MasterCard has revised its disclosure on page 146 in accordance with the explanation above.

4.	We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

•	Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

•	Briefly describe any electronic distribution in the filing.

•	Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

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•	Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

The following underwriters have advised MasterCard that they or their affiliates may engage in the electronic offer, sale or distribution of the shares: Goldman Sachs & Co., Citigroup Global Markets Inc. (“Citigroup”) and Harris Nesbitt Corp. (“Harris Nesbitt”).

•	Goldman Sachs & Co. has advised MasterCard that any such activities will be conducted in accordance with procedures previously reviewed by the Division of Corporation Finance’s Office of Chief Counsel of the Staff.

•	Citigroup has advised MasterCard that it intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients only in connection with the offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmation through i-Deal or by any other electronic means, and instead will deliver the final prospectus and related confirmation through existing processes. Citigroup has further advised MasterCard that it intends on using i-Deal solely to distribute (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required re-circulation and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (a) subject to a re-circulation or (b) distributed as a supplement/sticker to any preliminary prospectus, or (ii) any final prospectus or any supplement/sticker thereto. Citigroup has also advised MasterCard that it may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus. Citigroup has advised MasterCard that its use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

•	Harris Nesbitt has advised MasterCard as follows: Approximately two weeks prior to the scheduled offering date, the offering will be posted to the

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E*TRADE Financial Corporation (“E*TRADE”) website (http://www.etrade.com) in the IPO Center. An e-mail will be sent to all E*TRADE account holders with $50,000 or more in assets in their accounts, advising them that the offering has been added to the IPO Center. As a description of the offering, only information permitted under Rule 135 of the Securities Act of 1933 will be provided in the e-mail and on the IPO Center. Links in the IPO Center provide access to the preliminary prospectus. E*TRADE account holders with at least $50,000 in assets in their accounts (“Qualified Account Holders”) will be able to link to the IPO Center in the E*TRADE web site and indicate interest on-line or contact E*TRADE by telephone and enter an indication of interest. Access to the preliminary prospectus is not, however, limited to Qualified Account Holders, but is available to anyone through the E*TRADE web site. Once the registration statement is declared effective and the issue is priced, E*TRADE Qualified Account Holders who have submitted indications of interest are advised by e-mail to reconfirm their original indications of interest (on-line or by telephone) to convert their indication of interest into a firm order (a “Reconfirmation”). Based on the number of Reconfirmations received, E*TRADE will allocate shares to account holders. Allocations are made by E*TRADE based on its subjective judgment of what is in the Issuer’s best interest. E*TRADE does consider the following criteria: asset level of the account; trading history of the account; tenure of the account at E*TRADE; and post-offering activity in previous offerings before making its subjective allocation decision. Settlement for shares is regular way. A final copy of the offering prospectus is delivered hardcopy via US mail. Harris Nesbitt has advised MasterCard that the use of E*TRADE, formerly Harrisdirect, CSFBdirect and DLJdirect, was approved by Ms. Jennifer Ours and Ms. Kristina Schillinger of the SEC’s Division of Corporation Finance in connection with a review by the SEC of DLJdirect’s procedures regarding IPOs in November 1999. As a result of corporate mergers, DLJdirect was subsequently renamed CSFBdirect in October of 2000, CSFBdirect was subsequently renamed Harrisdirect in February 2002 and Harrisdirect was subsequently acquired by E*TRADE. The procedures, emails and website of E*TRADE in regards to the distribution of IPOs are the same as DLJdirect.

In connection with the possibility of an online distribution or posting of the preliminary prospectus on the web, Goldman Sachs & Co. and Citigroup have advised MasterCard that they intend to include the following language in a communication to potential syndicate members:

“Online distribution of shares of MasterCard Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online

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distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Subject to certain caveats, the following underwriters have advised MasterCard that neither they nor their affiliates intend to engage in the electronic offer, sale or distribution of the shares: J.P. Morgan Securities Inc. (“JPMorgan”), HSBC Securites (USA) Inc. (“HSBC”), Bear Stearns & Co. Inc. (“Bear Stearns”), Deutsche Bank Securities Inc., KeyBanc Capital Markets, a division of McDonald Investments, Inc. and Santander Investment Services S.A. Such caveats include the following:

•	JPMorgan has advised MasterCard that it may engage in the electronic offer, sale or distribution of the shares in connection with Internet roadshows conducted through Net Roadshow, Inc. (“Net Roadshow”). Net Roadshow has agreed to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated September 8, 1997 and subsequent no-action letter from the Commission with respect to virtual roadshows. MasterCard has been advised that the purpose of this arrangement is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the Net Roadshow web site.

•	HSBC has also advised MasterCard that it expects to post the electronic version of the roadshow presentation on the Net Roadshow. In addition, HSBC has advised MasterCard that it has internal procedures to send prospectuses via e-mail at the request of an investor. Any such e-mail will include the disclaimer attached to this response letter as Annex B.

•	Bear Stearns has advised MasterCard that, as a convenience to certain of its institutional customers to whom a hard copy of the preliminary prospectus has been or will be sent, it may send an electronic copy of the preliminary prospectus in PDF format to such investors. Bear Stearns has advised MasterCard that it will not rely on such electronic distribution of the preliminary prospectus to satisfy any of its obligations under the federal securities laws.

If the underwriters advise MasterCard that any additional members of the underwriting syndicate may engage in electronic offers, sales or distributions after the date of this letter, it intends to promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed with the Staff.

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Neither MasterCard nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than as described above with respect to (i) Citigroup’s use of i-Deal, (ii) Harris Nesbitt’s use of E*TRADE and (iii) plans to conduct an Internet roadshow through Net Roadshow, accessible at www.netroadshow.com.

5.	Please supply the disclosure required by Item 506 of Regulation S-K related to dilution or tell us why you do not think it is applicable.

We respectfully advise the Staff that we do not believe the requested disclosure is required by Item 506 of Regulation S-K. Item 506 does not require additional disclosure if the registrant is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) immediately prior to the filing of the registration statement. MasterCard’s class A redeemable common stock is registered pursuant to Section 12(g) of the Exchange Act and MasterCard currently is, and immediately prior to the filing of the registration statement was, subject to the reporting requirements of Section 13(a) of the Exchange Act.

6.	We note that you intend to use the proceeds of this offering to repurchase shares of Class B common stock from the current holders. Please tell us when you intend to commence such repurchases and, if you intend to do so prior to the closing of this offering, tell us how you intend to comply with Rule 102 of Regulation M with respect to the repurchases. In addition, please tell us how you intend to comply with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934.

We have responded to this comment by a separate letter, dated October 17, 2005.

7.	We note your reference to class A members of MasterCard International in the second paragraph on page 93 and in the first paragraph on page 121. Please expand your disclosure within the body of the prospectus to explain class A membership and its relevance to this offering, if any.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 105 and the first paragraph on page 136 to eliminate the references to “Class A” members of MasterCard International Incorporated, which distinction is not relevant to this offering.

8.	We note your statement on page 1 that, using your transaction processing services, your “customers facilitate payment transactions between cardholders and merchants

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throughout the world.” On page 93 you refer to one of the regions you cover as the “Asia/Pacific-Middle East/Africa region.” On page 14 you state that the payment industry is subject to “increasing global regulatory focus” and that you are subject to regulations that affect the payment industry in many countries in which [your] cards are used.” In Exhibit 21.1, you identify subsidiaries named MasterCard International Korea Ltd., incorporated in “Korea,” and MasterCard Korea Ltd., incorporated in Delaware.

In light of the fact that Syria, Iran, Sudan, North Korea, Cuba and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Syria, Iran, Sudan, North Korea and Cuba are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control; and Libya was subject to similar OFAC-administered sanctions until September 21, 2004, please describe for us your operations and/or contacts, if any, in each of these countries, including any revenue derived from the operations and/or contacts of licensees, subsidiaries, or other affiliated entities in these countries; the materiality to you of your operations and/or contacts, if any, in each country; and your view as to whether those operations, if any, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. Furthermore, California, Illinois, New Jersey and Oregon have adopted legislation requiring divestment from, or reporting of interests in, or otherwise regarding, companies that do business with Sudan, and similar legislation has been proposed by several other U.S. states.

MasterCard has no business operations, subsidiaries or affiliated entities in Syria, Iran, Sudan, North Korea, Cuba or Libya. However, a limited number of financial institutions are licensed by MasterCard to issue cards or acquire merchant transactions in certain of these countries. MasterCard has previously discussed these arrangements with the U.S. Treasury Department’s Office of Foreign Asset Control (“OFAC”). MasterCard supplementally advises the Staff of the following facts:

Syria. No Syrian banks are licensed members of MasterCard. However, MasterCard has granted licenses to two Lebanese banks and one Greek bank to operate in Syria. The last of these licenses was issued in November, 1998. These are the only banks licensed to do MasterCard-related business in Syria. MasterCard treats these banks as high-risk members under the MasterCard anti-money laundering program. As a result of this classification, MasterCard applies heightened scrutiny to these banks and their activities in the MasterCard system to protect against the MasterCard system being used to facilitate money laundering or terrorist financing activities. MasterCard believes it earned less than $4 million in revenue from these banks in 2004, including revenue associated with the banks’ activities outside of Syria.

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Iran. No Iranian banks are licensed members of MasterCard and no non-Iranian banks are licensed by MasterCard to operate in Iran. However, MasterCard has centralized authorization arrangements with non-Iranian international airlines that are not on the SDN List that allow such airlines to accept MasterCard transactions in Iran in payment for travel from Iran. MasterCard believes that it earned no revenue associated with Iran in 2004.

Sudan. No Sudanese banks are licensed members of MasterCard and no non-Sudanese banks are licensed by MasterCard to operate in Sudan. MasterCard believes that it earned no revenue associated with Sudan in 2004.

North Korea. No North Korean banks are licensed members of MasterCard. In June 1992, MasterCard granted a license to one non-North Korean bank to operate in North Korea. This is the only bank licensed to do MasterCard-related business in North Korea. In addition, MasterCard requires such bank to block any transactions initiated by U.S. cardholders with North Korean merchants. MasterCard also operates a back-up system for the blocking of U.S. transactions in North Korea. MasterCard believes that it earned less than $50,000 in revenue from this bank in 2004, including revenue associated with the bank’s activities outside North Korea.

Cuba. No Cuban banks are licensed members of MasterCard. However, MasterCard has a longstanding arrangement with a French bank that acquires MasterCard transactions of non-U.S. cardholders accepted as payment for products and services from Cuban merchants. This is the only bank licensed to do MasterCard-related business in Cuba. The French bank is required to block any transactions initiated by U.S. cardholders with Cuban merchants. In addition, MasterCard operates a back-up system for the blocking of U.S. transactions in Cuba. This arrangement for the acquisition of MasterCard transactions in Cuba was developed after discussion with the OFAC staff. With respect to Cuba, MasterCard believes that it earned approximately $300,000 in revenue from this bank in 2004.

Libya. Prior to the recent lifting of economic sanctions against Libya, MasterCard did not admit Libyan banks as members and no non-Libyan banks were licensed by MasterCard to operate in Libya. In light of the September 2004 executive order lifting economic sanctions against Libya, MasterCard has licensed one Libyan bank to operate in Libya. A second Libyan bank applied for MasterCard membership in July 2005, and MasterCard may determine to admit additional Libyan banks if appropriate in the future. Heightened AML due diligence is performed on banks in Libya prior to their being approved for membership. MasterCard believes that it earned no revenue associated with Libya in 2004.

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Based on the preceding facts and MasterCard’s prior consultations with OFAC, MasterCard believes that the limited issuing and acquiring of MasterCard transactions that occurs in these countries, if any, is not material to the business of MasterCard and does not give rise to material investment risk. In addition, in response to the Staff’s comment, MasterCard has revised the disclosure on pages 17 and 86 of the Form S-1 to highlight the risks associated with OFAC compliance.

Prospectus Cover Page

9.	We note your cover page disclosure that you intend to list your Class A shares on the New York Stock Exchange under the symbol “MA.” Further, we note in this regard your disclosure in the final carry-over paragraph on page 22 that you intend to apply for a listing on the NYSE. Please confirm that you have applied for listing on the NYSE. See the introductory note to Item 202 of Regulation S-K.

In response to the Staff’s comment, MasterCard has revised the prospectus cover page to clarify that MasterCard intends to apply for listing on the New York Stock Exchange. MasterCard respectfully advises the Staff that the introductory note to Item 202 of Regulation S-K requires that the document should not convey the impression that the registrant may apply successfully for listing of the securities on an exchange unless there is reasonable assurance that the securities to be offered will be acceptable to a securities exchange for listing. MasterCard believes that the revised disclosure does not convey the impression that it may apply successfully for listing. Further, MasterCard believes that there is reasonable assurance that the securities to be offered will be acceptable to the New York Stock Exchange. MasterCard advises the Staff that the New York Stock Exchange has completed its review of MasterCard’s satisfaction of its financial standards for listing and of MasterCard’s corporate governance and has informed MasterCard that, assuming satisfactory review by the New York Stock Exchange of the individuals who will serve as directors at the time of the listing, MasterCard will be cleared to file an original listing application.

10.	Please highlight your cross reference to the risk factors section by prominent type or some other manner. Refer to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, MasterCard has revised the cover page to highlight the cross reference to the risk factors section by placing this disclosure in italicized typeface.

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11.	Please revise to disclose the restrictions on ownership of the Class A common stock.

In response to the Staff’s comment, MasterCard has revised the cover page to disclose the restrictions on ownership of the Class A common stock.

Prospectus Summary, page 1

12.	Please include a brief description of the role of each party in the “four-party” payment card system, including an explanation of how you derive revenues from each party. In this connection, please remove the definitions of customers, issuers and acquirers from the italicized paragraph appearing in the summary and incorporate them into your description of these parties.

In response to the Staff’s comment, MasterCard has revised page 1 to provide a brief explanation of its relationship with each of the parties in a four-party payment system and to remove the definitions of customers, issuers and acquirers from the second italicized paragraph.

MasterCard, page 1

13.	We note your disclosure regarding the compound annual growth rate of the dollar volume of card sales for the 3-year period ending in 2004. Please revise to avoid the use of a compound rate, since it does not provide a clear picture of the experience of card sales over that time period.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 1 to remove references to compound annual growth rates.

14.	The disclosure of limited operating data such as revenue, operating income and net income for 2004 and 2005 is more appropriately disclosed in the summary consolidated financial data on page 9 where it can be seen in a more balanced context. Please revise to remove this disclosure from the final carry-over paragraph on page 1.

In response to the Staff’s comment, MasterCard has removed this disclosure from the final paragraph on page 1.

Competitive Strengths, page 2

15.	Please balance your summary discussion of competitive strengths by moving your summary discussion of risk factors so that it directly follows the discussion of your strengths.

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In response to the Staff’s comments 20 and 21, MasterCard has substantially revised and expanded its summary discussion of risk factors. In light of the significant expansion of this disclosure, MasterCard respectfully submits that it is not necessary for this disclosure to precede the summary discussion of its business strategy in order for the “Summary” section to be balanced.

16.	Please revise your disclosure in the bullet point discussing “Long-Standing Customer Relationships,” on page 3 to explain the nature of the “value-added services” to which you refer.

MasterCard has revised its disclosure on page 3 as requested by the Staff.

17.	Please revise your disclosure in the bullet point discussing “Worldwide Acceptance,” on page 3 to disclose the identity of the “other sources” on which you are basing your information regarding acceptance.

MasterCard has removed references to any third party sources in the bullet point discussing “Worldwide Acceptance” and has revised its disclosure on page 3 accordingly.

18.	Please revise your disclosure in the bullet point discussing “Global Branded Processing Platform,” on page 3 to explain the nature of the “additional services” to which you refer.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 3 to clarify that its system allows it to provide additional transaction processing services to both new and existing customers.

19.	Please expand your disclosure in the bullet point discussing “Global Reach of Business” on page 3 to explain what your “integrated management structure” is.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 3 and no longer uses the term “integrated management structure.”

Risks Related to our Business, Industry and Strategy, page 4

20.	Please revise to include a brief discussion of the most material risks in the same format as you have presented competitive strengths. In this connection, please include a discussion of the risks regarding the following:

•	S&P credit watch with negative implications

•	51% voting power to be held by existing stockholders and The MasterCard Foundation

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•	Recordation of significant net loss for the first quarter of 2006

•	Required sales of Class A stock by 2007

•	Use of proceeds to redeem shares rather than invest in your business

•	Impact of reduction of members’ ownership and control on revenues or transaction volumes from members

Please note that the current cross-reference to the risk factors section is not sufficient to balance the existing disclosure in the summary.

In response to the Staff’s comments 20 and 21, MasterCard has substantially revised and expanded its summary discussion of the risk factors. With respect to the second bullet point listed above, MasterCard respectfully advises the Staff that its existing stockholders will only hold Class B common stock, which does not provide any voting rights, and Class M common stock, which is generally non-voting but will provide the right to elect up to three of MasterCard’s directors (but no more than one-quarter of all directors) and approve specified significant corporate actions.

21.	Please expand your discussion in the first sentence under this heading to explain the nature of the risk, especially in light of your disclosure that you do not earn revenues in connection with interchange fees. Further, please revise to briefly explain why interchange fees and the operation of four-party payment systems are the subject of greater regulatory scrutiny.

In response to the Staff’s comments 20 and 21, MasterCard has substantially revised and expanded its summary discussion of the risk factors and included the expanded discussion and explanation requested by the Staff.

Risk Factors, page 11

22.	Please tell us what consideration you have given to including a risk factor discussing the impact on your revenues in any given period if your customers’ revenues end up being lower than those used to report revenues in the prior period, as discussed in the chart at the bottom of page 47.

In response to the Staff’s comment, MasterCard has provided a new risk factor on page 26.

23.	Please include a separate risk factor discussing all of the limitations, restrictions or penalties placed upon your business as a result of litigation settlements. We note in this regard, the ability of your customers to terminate agreements with you without penalty in connection with the antitrust litigation described in the penultimate paragraph on page 16, and the right of merchants to reject your debit cards as a result of the U.S. merchant suit described in the first paragraph on page 17.

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In response to the Staff’s comment, MasterCard has provided a separate risk factor on page 16 that discusses limitations and restrictions placed upon its business as a result of litigation or litigation settlements.

Interchange fees are subject to increasingly intense legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenue, our prospects for future growth and our overall business, page 11

24.	Please disclose who pays and who receives interchange fees.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 13 to indicate that interchange fees generally are paid by acquirers to issuers.

25.	If possible please quantify the amount of revenue generated by your merchants through EU cross-border MIF in the first bullet point.

MasterCard respectfully advises the Staff that it does not generally earn revenue from the EU cross-border MIF, which is a fee that MasterCard collects from acquirers and passes directly to issuers in order to balance the costs in its four-party payment system. MasterCard does not propose to highlight this fact in the risk factor, as it would tend to mitigate the risk presented. MasterCard believes that the risk factor as written discloses the indirect risks that interchange regulation pose to its business. Because the specific consequences of any possible EU and UK OFT interchange regulations cannot be predicted at this time, it is not currently possible for MasterCard to more precisely quantify these risks.

26.	Please quantify the amount of your revenue represented by UK MIF in the second bullet point. In addition, please describe, if possible, the differences between the decision recently issued by the OFT and the new investigation OFT says it will commence.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 13 to describe the new OFT investigation. In addition, MasterCard respectfully advises the Staff that it does not generally earn revenues from UK MIF. MasterCard does not propose to highlight this fact in the risk factors as it would tend to mitigate the risk presented. See also MasterCard’s response to comment 25.

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If we are found liable in any of the cases brought by American Express or Discover, we may be forced to pay damages, page 12

27.	Please quantify the damages sought by American Express and Discover.

MasterCard respectfully advises the Staff that neither American Express nor Discover have specified the amount of damages sought and that MasterCard is therefore not in a position to quantify these damages. MasterCard has revised its disclosure on pages 14 and 15 to reflect this fact.

If we are ultimately unsuccessful in any of our various lawsuits relating to our currency conversion practices, or if competing dynamic currency conversion services reduce the volume of foreign currency transactions we process, our business may be materially and adversely affected, page 12

28.	Please revise to provide separate risk factor disclosure for the risk identified in the last paragraph of this risk factor.

In response to the Staff’s comment, MasterCard has provided a separate risk factor on page 25 and revised the existing risk factor on page 15.

29.	Please quantify the damages sought in connection with the lawsuits relating to your currency conversion practices.

MasterCard respectfully advises the Staff that since the amount sought in connection with the lawsuits relating to MasterCard’s currency conversion practices has not been specified by the plaintiffs, MasterCard is not in a position to quantify these damages. In response to the Staff’s comment, MasterCard has revised its disclosure on page 15 to reflect this fact.

30.	Please revise to quantify the total amount of reserves established with respect to this litigation.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 15 to indicate that it has reserved a total of $62 million in connection with its currency conversion litigations.

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If we are found liable in any of the other litigations that have been brought against us or in any other litigation to which we may be subject in the future, we may be forced to pay damages and change our business practices or pricing structure, any of which could have a material adverse effect on our revenue and profitability, page 13

31.	Please briefly describe your “Honor All Cards” rule and explain the basis of the claims related to that rule.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 16 to clarify that the “Honor All Cards” rule requires merchants to accept for payment every validly presented MasterCard card and to elaborate that the U.S. merchants claimed that the “Honor All Cards Rule” constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act.

32.	Please briefly describe chargeback transactions and explain the basis of the claims related to those types of transactions.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 16 to describe chargeback transactions and the basis for the claims related to those lawsuits.

33.	Please revise to disclose the amount of the settlement agreement entered into in June 2003.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 16.

34.	Please quantify the damages sought in connection with the lawsuits relating to your consumer class actions and the lawsuits relating to your chargeback transactions.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 16 and advises the Staff that other than as indicated in its disclosure under “Business-Legal Proceedings—Merchant Chargeback-Related Litigations” for the PSW Inc. v. Visa U.S.A., Inc, MasterCard International Incorporated, et. al. case, plaintiffs in the merchant chargeback-related lawsuits and the consumer class action lawsuits have not specified any damages in their complaints. Accordingly, MasterCard cannot quantify the damages sought in connection with these litigations.

We face increasingly intense competitive pressure on the prices we charge our customers, which may materially and adversely affect our revenue and profitability, page 15

35.	Please remove the sixth sentence of the first paragraph under this heading as it tends to mitigate the risk presented.

Securities and Exchange Commission	-17-	November 10, 2005

In response to the Staff’s comment, MasterCard has removed the sixth sentence of the first paragraph under this heading.

As a guarantor of certain obligations of principal members and affiliate debit licensees, we are exposed to risk of loss or illiquidity if any of our members default on their MasterCard, Cirrus or Maestro settlement obligations, page 20

36.	Please describe briefly what amounts are considered in calculating your “aggregate gross legal settlement exposure,” and explain whether that amount relates to a particular day or an average over a certain period.

MasterCard has legal exposure because of its guarantee of certain settlement obligations of its members and affiliate debit licensees. Aggregate gross legal settlement exposure is estimated using the average daily card charges during a quarter multiplied by the estimated number of days to settle. MasterCard has revised its disclosure on page 23 to discuss how its aggregate gross legal settlement exposure is determined and whether that amount relates to a particular day or an average over a certain period.

Upon completion of this offering, we will no longer have the right to impose special assessments upon the members of MasterCard International, which could leave us exposed to significant losses that could materially and adversely affect our results of operations, cash flow and financial condition or could lead to a downgrading of our ratings by rating agencies, page 20

37.	We note your reference in the penultimate sentence that following the announcement of this offering, Standard & Poor’s Ratings Services placed you on credit watch with negative implications. Please revise to include separate risk factor disclosure with respect to this risk.

In response to the Staff’s comment, MasterCard has revised its disclosure to include a separate risk factor with respect to this risk on page 24.

38.	Please revise to disclose the amounts that have historically been assessed in connection with settlements or judgments.

MasterCard advises the Staff that it has never imposed special assessments upon its members in connection with extraordinary events such as settlements or judgments. In the 1983-1985 period, MasterCard characterized certain ordinary course of business assessments that were designed to cover counterfeit losses as “special assessments.” Since that time, there have been no special assessments imposed on MasterCard members for any reason, and MasterCard is not aware of any special assessments imposed on members prior to that time. MasterCard has not revised its disclosure on page 23 to reflect this fact since it believes this might tend to mitigate the risk presented.

Securities and Exchange Commission	-18-	November 10, 2005

If our transaction processing systems are disrupted or we are unable to process transactions efficiently or at all, our revenue or profitability would be materially reduced, page 20

39.	Please disclose whether a disruption of the sort described under this risk factor heading has ever occurred.

MasterCard advises the Staff that no disruption of the sort described under this risk factor has ever occurred. MasterCard has not revised its disclosure on page 24 to reflect this fact since it believes this might tend to mitigate the risk presented.

Account data breaches involving card data stored by us or third parties could adversely affect our reputation and revenue, page 21

40.	Please quantify the claimed damages in the lawsuit described under this risk factor heading.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 24 to clarify that the damages sought have not been specified in the lawsuit. Accordingly, MasterCard cannot quantify the damages sought by the plaintiff.

We expect to record a significant net loss for the first quarter of 2006 as a result of the donation of shares of our Class A common stock and cash to the MasterCard Foundation, page 22

41.	We note that the value of the shares of Class A common stock you donate will be determined based on the initial public offering price per share of Class A common stock in this offering less a marketability discount. Briefly explain to us the method you intend to use to quantify the discount percentage including whether you will use an unrelated valuation specialist.

MasterCard intends to engage an unrelated valuation specialist to quantify the discount percentage and, accordingly, is unable to explain at this time what methodology will be used.

Future sales of our shares of Class A common stock could depress the market price of our Class A common stock, page 23

42.	We note your statement that in the event that the underwriters do not exercise their overallotment option, your certificate of incorporation will require you, prior to your 2007 annual meeting, to issue additional shares of Class A common stock in a public

Securities and Exchange Commission	-19-	November 10, 2005

offering and to use the proceeds from such offering to redeem additional shares of Class B common stock. Please revise to quantify the number of additional shares that you will be required to issue.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 28 to clarify the number of shares it will be required to issue.

A substantial portion of our voting power will be held by The MasterCard Foundation, which will be restricted from selling shares for an extended period of time, page 25

43.	Please identify why the facts stated in the heading create a risk. In addition, please identify the natural persons who will control The MasterCard Foundation.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 29 to identify the risks that the facts in the heading create. MasterCard advises the Staff that the persons who will control The MasterCard Foundation have not yet been determined. However, MasterCard has revised its disclosure on pages 29 and 30 to describe the process for selection of these persons and their qualification requirements.

44.	We note the last sentence that states that “The MasterCard Foundation may not have the same incentive to approve a corporate action that may be favorable for the other public stockholders, or their interests may otherwise conflict with yours.” Please revise to describe how The MasterCard Foundation’s interests may conflict with those of the Class A stockholders.

MasterCard has revised the risk factor starting on page 29 in accordance with the Staff’s comment.

Forward-Looking Statements, page 27

45.	We note your statement in the penultimate sentence on page 27 that the risk factors should not be construed as exhaustive. Please revise your disclosure as necessary to reflect your obligation to disclose all known material risks.

In response to the Staff’s comment, MasterCard has deleted the penultimate sentence in the “Forward-Looking Statements” section on page 32.

46.	Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please revise to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to your offering.

Securities and Exchange Commission	-20-	November 10, 2005

MasterCard respectfully advises the Staff that Section 27A of the Securities Act and Section 21E of the Exchange Act apply to forward-looking statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. As discussed above in response to the Staff’s comment 5, MasterCard is presently subject to the reporting requirements of Section 13(a) of the Exchange Act. Accordingly, we believe the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act is applicable to this offering.

Use of Proceeds, page 28

47.	Please expand your discussion under this heading to provide more detailed disclosure about the specific purposes for which you intend to use the $650 million in proceeds you currently have designated for increasing your capital and for general corporate purposes.

MasterCard has revised its disclosure on page 33 to provide more detail regarding the specific purposes for which it intends to use those proceeds from the offering that will not be used to redeem shares from its existing stockholders.

Dividend Policy, page 28

48.	We note that you intend to establish a quarterly dividend. When you have established the amount of the anticipated dividend, please provide us with a comparison of your proposed dividend per share to historical cash available for the dividend for the quarterly periods ended September 30, 2004, December 31, 2004, March 31, 2005, and June 30, 2005. If cash flows from operating activities for the historical periods would have been insufficient to cover your proposed dividend, identify the alternative sources of cash available to you to fund the proposed dividend or otherwise provide us with basis for your belief that you will be able to pay such dividend. In this connection, please address the impact of the requirement that you fund an $800 million settlement through 2012 on your ability to fund the projected dividend and the impact of your projected 2006 net loss on your ability to pay the dividend. See Item 10(b)(1) of Regulation S-K.

MasterCard acknowledges the Staff’s comment and will provide the requested information once the amount of the anticipated dividend has been established.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

49.	Rather than referring to yourself as a “payment solutions company” please provide a brief introductory description of the products or services you provide in order to generate your revenues. While we note the more extensive discussion of your business

Securities and Exchange Commission	-21-	November 10, 2005

model set forth in the business section, a brief description of your products and services here will help an investor understand the discussion of your results that follows.

In response to the Staff’s comment, MasterCard has revised and expanded its disclosure in the second paragraph on page 34.

Overview, page 31

50.	Please disclose the change in your operating expenses in 2004 if the effect of the merchant litigation is included, in the fourth sentence under this heading.

In response to the Staff’s comment, MasterCard has included the additional requested disclosure on page 36.

51.	Please include in your overview a brief discussion of any acquisitions which you completed within the 3 year period covered by your comparative analysis. We note in this regard a reference to 2 consulting firms you acquired in 2004 in the final paragraph on page 36 and various references to your acquisition of MasterCard Europe.

In response to the Staff’s comment, MasterCard has added a paragraph regarding acquisitions to its disclosure on page 37.

52.	Please expand your discussion in the final sentence of the third paragraph under this heading to explain in more detail the pricing changes that led to revenue growth in 2005. In addition, to the extent practicable, please quantify the percentage of the growth that was attributable to these changes.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 36 to explain in more detail the pricing changes that led to revenue growth in 2005.

53.	Please explain, in the final carry-over paragraph at the bottom of page 31, how you plan to expand your role in targeted geographies, and identify the geographies and higher-growth segments of the global payments industry.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 37 to address these matters.

Securities and Exchange Commission	-22-	November 10, 2005

Donation of Shares of Class A Common Stock and Cash to The MasterCard Foundation, page 32

54.	We note your belief that the donation to The MasterCard Foundation “will underscore our commitment to the societies in which we operate and create a sizable stockholder with a vested interest in our stability.” Please provide additional details about The MasterCard Foundation to support these beliefs, such as identifying the mission of The MasterCard Foundation and the nature of the activities in which it will engage. Further, please revise here and throughout to discuss the governing structure of the MasterCard Foundation, including the identity of the natural persons who will control The MasterCard Foundation and how such persons will be selected. Finally, disclose how The MasterCard Foundation intends to use this cash that you intend to donate to it.

In response to the Staff’s comment, MasterCard has revised and expanded its disclosure relating to The MasterCard Foundation on pages 6, 26, 29, 37 and 134 to provide additional information about The MasterCard Foundation and its governing structure, including the matters requested by the Staff.

Revenues, page 33

55.	Please revise to provide more detail about the amount of fees charged including assessment fees, transaction processing fees, and fees for “other payment related-services,” identifying the nature of each such service. In this connection, we note your statement on page 34 that you generally earn higher revenues on point-of-sale purchase transactions than on cash access transactions and on domestic credit and offline debit transactions than on comparable online debit transactions. Please revise to explain the nature of each of these transactions and the fee structure that results in higher revenues on certain transactions.

In response to the Staff’s comment, MasterCard has provided a more detailed explanation regarding the nature of the services it provides and the related fees under the heading “—Revenues” on pages 39 to 40.

56.	Please explain in more detail what is meant by “transaction processing” in the second sentence of the third paragraph under this heading.

In response to the Staff’s comment, MasterCard has modified the first paragraph under the heading “—Revenues” on page 39 to provide more detail of “transaction processing”.

57.	Please expand your disclosure in first full paragraph on page 34 to explain the nature of the new assessment revenue streams.

Securities and Exchange Commission	-23-	November 10, 2005

In response to the Staff’s comment, MasterCard has provided a more detailed explanation of the nature of assessments under the heading “—Revenues” on page 40 and the change in assessments under the heading “—Assessments” on page 44.

Results of Operations for the Six Months Ended June 30, 2005 and 2004, page 34

58.	Please revise the bullet points on page 35 to explain briefly each of the services provided for the fees enumerated. In addition, please identify the party who pays these fees.

In response to the Staff’s comment, MasterCard has provided more detail regarding its fees under the heading “—Revenues” on pages 39 to 40.

59.	Please provide additional detail in the final paragraph on the bottom of page 37 and in the second paragraph on page 43 to explain the settlement and reassessment of various tax audit matters, and include disclosure about whether you believe this is a one-time occurrence or a possible trend.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 46 to provide the reader with additional context.

Results of Operations for the Years Ended December 31, 2004, 2003 and 2002, page 38

60.	We refer to the first bullet point on page 39. Please explain in more detail what the “Switch” brand is and explain how its use increased revenues.

In response to the Staff’s comment, MasterCard has explained the “Switch” brand in more detail and its impact on revenues on page 39.

61.	We refer to the third bullet point on page 39. Please revise to disclose as you have on page 68 that MasterCard Advisors does not make a significant contribution to your revenues, quantifying such contribution.

In response to the Staff’s comment, MasterCard has added new disclosure on page 40 under the heading “—Revenues” to explain that MasterCard Advisors’ revenues are less than 10% of MasterCard’s consolidated revenues.

62.	Refer to the fourth bullet point on page 39. Please explain what each of the services are for which you have provided examples. For instance, what type of telecommunications assistance do you provide and to whom?

In response to the Staff’s comment, MasterCard has provided a more detailed explanation of these services under the heading “—Revenues” in the last bullet point on page 40.

Securities and Exchange Commission	-24-	November 10, 2005

63.	Please expand your discussion in the penultimate bullet point on page 39 to explain what research subscriptions are and indicate whether you anticipate this source of revenue will become a significant percentage of your business.

In response to the Staff’s comment, MasterCard has provided more detail regarding research subscriptions under the heading “—Revenues” on page 40.

64.	We note your discussion of the increase in assessment revenue you have experienced in 2003 and 2004 in the middle of page 40. Please expand your disclosure to discuss whether you believe that the trend leading to this increase in assessments will continue or is a one time event which is not likely to recur.

In response to the Staff’s comments 57 and 64, MasterCard has provided a more detailed explanation of the nature of assessments under the heading “—Revenues” on page 40 and the change in assessments under the heading “—Assessments” on page 44 to provide the reader a better understanding of the factors that impact assessments.

65.	Please discuss the reasons for moving your co-processing facility from Lake Success, New York to Kansas City, Missouri, in the penultimate bullet point on page 42.

In response to the Staff’s comment, MasterCard has expanded the disclosure on page 51 to provide an explanation for moving the co-processing facility to Kansas City, Missouri.

Liquidity, page 44

66.	Please revise your discussion of cash provided by operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to SEC Release 33-8350.

In response to the Staff’s comment, MasterCard has revised and expanded its disclosure on pages 53 to 54.

67.	Please provide disclosure discussing your long term liquidity needs and sources. In particular, please address how you expect to meet your contractual obligations, as disclosed on page 46, in future years.

In response to the Staff’s comment, MasterCard has revised and expanded its disclosure in “Liquidity” on pages 53 to 54 and “Future Obligations” on page 55.

68.	We note your discussion of various credit facilities in footnote (e) on page 46. Please expand the body of your liquidity discussion to include a description of each of these credit facilities, including amounts outstanding, interest rates, maturities and lending institutions.

Securities and Exchange Commission	-25-	November 10, 2005

In response to the Staff’s comment, MasterCard has expanded its disclosure on pages 54 to 55 to include each of the additional credit facilities.

69.	We note your disclosure that “certain” revenues are recorded based on an estimate of your customers’ performance. Please revise to eliminate the use of the term “certain” and to describe such revenues.

MasterCard believes the Staff’s comment relates to its Critical Accounting Estimates. Accordingly, MasterCard has revised its disclosure to eliminate the use of the term “certain” and described these revenues on page 57.

Future Obligations, page 46

70.	Pursuant to Item 303 of Regulation S-K, revise your tabular disclosure of contractual obligations to present the information as of the latest fiscal year end balance sheet date.

In response to the Staff’s comment, MasterCard has included a contractual obligations table as of the latest fiscal year end balance sheet date, December 31, 2004, on page 55.

71.	Please quantify, in footnote (c) to the table, the amounts payable under the contingent obligations described. Further, tell us the nature of the purchase obligations and performance based agreements.

In response to the Staff’s comment, MasterCard has revised footnote (c) on page 56.

Critical Accounting Estimates, page 47

Revenue Recognition

72.	We note that differences between your estimates and your customers’ actual performance are adjusted in the period the customer reports. Please tell us and disclose the amount of revenues recognized under this method for each period presented. Tell us and disclose how your estimates have differed from the actual performance reported and the impact of such differences on the results of operations for each period presented. Is there a minimum fee present in your customer agreements? If so, when minimum monthly fees are not achieved in a period explain why you believe the earnings process is complete. Please tell us your basis in GAAP for your accounting treatment.

Assessment fee revenue is the primary revenue stream that is billed and collected based on transactional information reported by MasterCard’s customers. MasterCard must estimate our customers’ quarterly GDV in order to calculate the related assessment fee

Securities and Exchange Commission	-26-	November 10, 2005

revenue, as it receives actual quarterly performance information in the month after quarter-end. Historically, MasterCard’s estimates have only differed from the actual performance by less than 5% of the estimates on a quarterly basis, which represents less than 1% of the total assessments for each of the periods presented. As these amounts are immaterial, we have adjusted these differences in the period that the customer reported actual amounts. The following table summarizes the amount of assessment revenue recognized for each period presented under this method:

	For the nine months ended September 30, 2005	For the years ended
(in millions)		2004	2003	2002
Total Assessment Revenues	$808	$956	$800	$660
Portion of Total Assessment Revenues That Are Estimated	$138	$105	$94	$84

In response to the Staff’s comment, MasterCard has revised its disclosure in Critical Accounting Estimates on page 57.

MasterCard’s customer agreements allow for minimum assessments to be charged to members. The amount of minimum assessments earned is not material (less than $1.2 million in each period presented in the financial statements).

In accordance with SAB 104, minimum assessment revenue is recognized by MasterCard when realizable and earned, when the following criteria are met: (1) MasterCard has received signed membership and licensing agreements, (2) MasterCard’s promotion of its brands is provided for the benefit of its members each period, (3) the amount of the minimum assessment is determinable, and (4) the collectibility is reasonably assured.

Business, page 55

73.	Please disclose your website. Refer to Item 101(e)(3) of Regulation S-K.

MasterCard respectfully advises the Staff that it is not an accelerated filer filing its annual report on Form 10-K and, accordingly, is not required by Item 101(e)(3) of Regulation S-K to disclose its website.

74.	In the fifth paragraph on page 57, please explain what MasterCard Advisors does.

MasterCard has revised its disclosure on page 67 in accordance with the Staff’s comment.

Securities and Exchange Commission	-27-	November 10, 2005

75.	Please expand your disclosure in the first paragraph after the bullet points on page 59 to explain how your new governance structure will provide a “more stable base” for your customers.

In response to the Staff’s comment, MasterCard has revised its language on page 69 to clarify why MasterCard believes its new governance structure will provide a “more stable base” for its customers.

76.	Please explain what you mean when you say that you “switch” branded payment card transactions among your customers, in the penultimate paragraph on page 59. In addition, in the same paragraph, explain what a “value-added solution” is, that you provide to your key customers.

When MasterCard says that it “switches” branded payment card transactions, it means that it routes transaction information between issuers and acquirers over MasterCard’s transaction processing systems. MasterCard believes that it provides “value-added solutions” through its customer relationship management teams which work closely with its customers and, consequently, are able to provide solutions that are tailored to the needs of a customer’s specific business. MasterCard has revised its disclosure on page 69 to reflect these clarifications.

77.	Refer to the GDV chart and the Processed Transactions chart on page 60. Please revise to clarify the significance of these charts to your revenues.

MasterCard has revised its disclosure on page 69 to clarify the significance of the charts on page 70 to MasterCard’s revenues.

78.	Please explain, in the final full paragraph on page 69, how making certain of your rules available to merchants improves your relationship with them.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 80 to explain how making those portions of its rules that apply to card acceptance and related activities available to merchants improves its relationship with merchants by increasing the level of transparency and predictability of its payment system for its merchants.

79.	So that investors may more fully understand your member credit risk, please expand your discussion in the third paragraph on page 71 to quantify the amount of collateral you have required merchants to post in support of your currently outstanding gross legal settlement exposure. In addition, please disclose whether you have ever terminated a relationship with a member due to credit exposure.

MasterCard does not require merchants to post collateral to it, since it does not establish acquiring contracts with merchants. Merchant acquiring (i.e., enrolling merchants to accept cards) is performed by MasterCard’s members. MasterCard may,

Securities and Exchange Commission	-28-	November 10, 2005

however, require collateral of an acquiring member based upon an assessment of the acquiring member’s financial condition, which includes an assessment of the member’s ability to support any contingent obligations arising from its MasterCard merchant acquiring program, such as chargeback or fraud-related obligations. MasterCard has revised its disclosure on page 81 to indicate the total amount of collateral that MasterCard’s members have posted as of September 30, 2005. MasterCard has never terminated a member due to a member’s risk profile. However, as disclosed on page 81, MasterCard routinely requires members to post collateral or take other actions to mitigate risks posed to the MasterCard system.

80.	Please clarify the nature of the “dynamic currency conversion” services provided by your competitors in the final full paragraph on page 74 and explain how your currency conversion system differs from these services provided by your competitors.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 85 to clarify the nature of the dynamic currency conversion services provided by MasterCard’s competitors and to explain how its currency conversion system differs from these services.

Legal Proceedings, page 77

81.	Please specify the impact to your business if the District Court finds in Visa’s favor with respect to your motion described in the fourth full paragraph on page 78.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 89 to specify the potential impact to its business if the District Court finds in Visa’s favor in this matter.

82.	Please revise your discussion in the final carry-over paragraph on page 78 and the paragraph on page 79 to clearly indicate which Discover and American Express claims are still being considered by the court and explain in more detail the statutory provisions upon which the claims are based, including an explanation of what MasterCard behavior is implicated by such claims.

MasterCard has revised its disclosure on page 90 in accordance with the Staff’s comment.

Management, page 87

83.	Please ensure that the description of each director and officer includes the prior 5 years’ job experience, including the dates for each job. We note, for example, that the description of Mr. Selander’s experience does not specify when he became CEO and President, and the descriptions for Messrs. Dunbar and Heuer do not indicate how long they have been employed in their current positions at MasterCard.

Securities and Exchange Commission	-29-	November 10, 2005

MasterCard has revised its disclosure on pages 100 to 104 in accordance with the Staff’s comment.

Our Board of Directors After the Offering page 92

84.	Please describe the manner in which and the timeline over which you expect the board to transition to its new structure.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 104 to explain the timeline over which MasterCard expects the board to transition to its new structure and the process to select the initial independent directors.

European Board, page 94

85.	We note your statement in the final sentence of the first paragraph under this heading that the new members of your European board must meet the new director eligibility requirements set forth in your bylaws. Please clarify whether these are the independence requirements specified on page 92, or some other requirements.

In response to the Staff’s comment, MasterCard has clarified its disclosure on page 106.

Employment Agreements and Change in Control Agreements, page 95

86.	Please explain what you mean in the second bullet point on page 96 when you say that Mr. Selander’s severance pay is “subject to recalculation.”

Under the terms of MasterCard’s retirement plan, Mr. Selander is first eligible to retire when he turns age 55. If he is terminated prior to age 55 under circumstances that would entitle him to severance (36 months pay), he will be bridged to retirement. This means that he will be kept on the payroll until retirement and paid “additional pay” in lieu of severance. When the employment agreement was first entered into, Mr. Selander was more than 36 months from retirement. For example, if he was terminated 40 months from retirement under circumstances entitling him to severance under his employment agreement, he would be paid 36 months’ pay over the 40-month time period, without upward adjustment of the total severance amount otherwise due. The payment of 36 months’ pay over a 40-month period in the example is the “recalculation” to which the disclosure referred. Mr. Selander turned 55 after the filing of the initial draft of the Registration Statement on Form S-1, consequently, this recalculation of his severance pay is no longer applicable and MasterCard has revised the disclosure on page 108 accordingly.

Securities and Exchange Commission	-30-	November 10, 2005

87.	Please define the acronym “SERP” in the fourth bullet point on page 96.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 108 to define “SERP.”

88.	Please provide additional details in the final paragraph under this heading about the terms of the anticipated change in control agreements.

MasterCard respectfully advises the Staff that the terms of any revised change-in-control agreements have not yet been determined. Analysis is still being performed concerning what provisions may be changed as a result of MasterCard’s proposed new ownership and governance structure and recent deferred compensation legislation. MasterCard will make all required disclosures regarding any revised change-in-control agreements when any such agreements are finalized.

Summary Compensation Table, page 98

89.	We do not understand the meaning of footnote (2) to this table. Footnote (2) appears to suggest that the amounts paid are 100% of the payments for the 2000-2004 performance period under the Executive Incentive Plan, but it is not clear why you have separated them into 20% and 80%. Please revise or advise.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 111 to clarify footnote (2).

Retirement Benefits, page 100

90.	Please specify what the amount of the Supplemental Retirement Benefit is in the first paragraph on page 101.

MasterCard’s “Supplemental Retirement Benefits” consist of its Supplemental Executive Retirement Plan (SERP) and Annuity Bonus Plan. Amounts paid to the Named Executive Officers under the SERP and Annuity Bonus Plan are disclosed in the table on page 114 and footnote (3) to the Summary Compensation Table on page 111. MasterCard has revised the disclosure on page 113 to clarify this issue.

91.	Please explain in more detail what “the hypothetical prior employer plan benefit” is in the second paragraph on page 101.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 113 to explain in more detail the “hypothetical prior employer plan benefit.”

Securities and Exchange Commission	-31-	November 10, 2005

92.	Please clarify, in the final full paragraph on page 106, whether the portions of the EIP and SEIP awards that are not eligible for conversion to RSUs have already been paid in cash or will be paid at some future date. We note in particular that it appears that part of the 80% portion for the 2004-2006 performance period may not yet have been paid.

In response to the Staff’s comment, MasterCard has clarified its disclosure on page 119 to indicate that the 80% portions of MasterCard’s EIP grants for 2002-04, 2003-05 and 2004-06 that are not eligible for conversion to RSUs have been or will be settled in cash.

Related Party Transactions, page 110

93.	Please quantify the percentage of your business represented by each of the related parties you have identified in this section.

In response to the Staff’s comment, MasterCard has revised its disclosure on pages 123 and 124 to quantify the percentage of total revenues represented by each of the related parties identified in this section.

94.	Please include the amount of remuneration from the registrant or its subsidiaries to the persons identified in this section.

In response to the Staff’s comment, MasterCard has revised its disclosure on pages 123 and 124 to include the amount of remuneration paid by MasterCard to the persons identified in this section.

Description of Capital Stock, page 112

95.	Please revise the final paragraph on page 116 to state, if true, that you have received an opinion of counsel that the shares will be fully paid and nonassessable when issued. Please identify counsel in the disclosure.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 130 to refer to the opinion of counsel that it has received and that has been filed as Exhibit 5.1 to the Registration Statement.

96.	Please include a description of your disclosure in the last paragraph on page F-72 regarding the minimum percentage ownership of common stock that members must maintain after July 1, 2005.

MasterCard respectfully advises the Staff that the description of capital stock beginning on page 125 of the Registration Statement describes the capital stock of MasterCard as

Securities and Exchange Commission	-32-	November 10, 2005

it will be in effect after the amendment and restatement of MasterCard’s certificate of incorporation prior to the consummation of the offering. The organizational documents of MasterCard following the offering will not require the maintenance of the minimum ownership percentages described on page F-72.

97.	Refer to your discussion in the third paragraph on page 116 regarding the right of your members to acquire shares of Class A common stock that would result in the holders of Class B common stock holding 41% of the total outstanding shares of Class A and Class B common stock. Please describe the mechanics of how you will periodically determine the percentage holdings of your members and describe the types of transactions pursuant to which your members will acquire additional shares, such as open market purchases or new issuances.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 129 to explain that MasterCard’s Board of Directors has not yet established procedures for the exercise of these member acquisition rights but expects to determine the number of shares of Class A common stock that members will be permitted to acquire on a quarterly basis based on its published financial statements and that any such acquisitions would be executed by members through open market or other secondary transactions rather than through any primary issuances by MasterCard.

Principal Stockholders, page 122

98.	Please identify the natural persons who control EURO Kartensysteme GmbH and Europay France S.A.S.

MasterCard advises the Staff that EURO Kartensysteme GmbH and Europay France S.A.S. no longer own more than five percent of any class of MasterCard’s voting securities. MasterCard has revised its disclosure so that these institutions are no longer identified as principal stockholders.

Underwriting, page 129

99.	Please identify the “certain other persons” who are parties to the 180-day lock up agreement described in the final 2 paragraphs at the bottom of page 129 and disclose how many outstanding shares, if any, will be subject to the lock up.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 144 to identify that MasterCard and its directors and executive officers will be parties to the 180-day lock-up agreements. If anyone in addition to these persons will sign lock-ups in connection with the offering, MasterCard will amend its disclosure as appropriate. MasterCard’s directors and executive officers currently hold no outstanding shares.

Securities and Exchange Commission	-33-	November 10, 2005

100.	Please describe in more detail the financial advisory and investment banking services provided by various selling group members, and identify the members providing the services.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 147 to describe those services provided to MasterCard by the various selling group members.

Independent Registered Public Accounting Firm, page 133

101.	If you choose to retain disclosure regarding management’s conclusions about the effectiveness of internal control over financial reporting, please revise your disclosure in the second paragraph on page 133 to remove the statement that you relied upon the report of PricewaterhouseCoopers LLP in making your conclusions. Management is required to make its own assessment as to the effectiveness of internal controls and may not rely exclusively on the efforts of or information provided by its audit firm to draw such conclusions.

MasterCard respectfully informs the Staff that although it states in the section “Independent Registered Public Accounting Firm” that the financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been included in reliance upon the report of PricewaterhouseCoopers LLP, it did in no manner base its conclusions of the effectiveness of internal control over financial reporting on the report provided by PricewaterhouseCoopers LLP. The language in the second paragraph on page 148 is standard language used to refer to PricewaterhouseCoopers LLP as experts in a Form S-1 Registration Statement.

Consolidated Financial Statements

Consolidated Balance Sheets, pages F-5 and F-51

102.	Please revise your balance sheet presentation of deferred tax assets and liabilities to comply with paragraph 42 of SFAS 109 or advise us.

MasterCard respectfully advises the Staff that it believes that a revision is not required in order to comply with paragraph 42 of SFAS 109. Paragraph 42 states that all deferred tax liabilities and assets shall be offset and presented as a single amount provided that they are not attributable to different tax-paying components of the enterprise or to different tax jurisdictions. MasterCard’s non-current deferred tax liabilities as of September 30, 2005 and December 31, 2004 are entirely attributable to its European subsidiary, MasterCard Europe, and the tax jurisdiction of Belgium. The non-current deferred tax liabilities are net of non-current deferred tax assets of MasterCard Europe. As a result, these net, non-current deferred tax liabilities are

Securities and Exchange Commission	-34-	November 10, 2005

shown separately since MasterCard’s deferred tax assets as of the same balance sheet dates are attributable to its U.S. parent company and its U.S. subsidiaries that are subject to the jurisdiction of the United States.

Consolidated Statements of Operations, pages F-6 and F-52

103.	Revise to present pro forma income (loss) per share information for the latest fiscal year and interim period presented to give effect to all shares to be issued to your existing stockholders prior to the offering, similar to a stock split. In addition, disclose this information in your selected financial data.

In response to the Staff’s comment, MasterCard has included pro forma share and income (loss) per share on the face of the Consolidated Statement of Operations on page F-6 and F-52, Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 36, Summary Consolidated Financial and Other Data on page 11 and in the Selected Consolidated Financial Data on page 34.

Note 1 – Summary of Significant Accounting Policies, page F-10

Intangible Assets, page F-12

104.	We note that intangible assets with indefinite lives, customer relationships, are tested for impairment at least annually and no impairment charges were recorded in 2004, 2003 or 2002. In light of the risk factor discussed on the bottom of page 16, please tell us how you considered paragraph 11 of SFAS 142 in your conclusion that the useful life of your customer relationships continues to remain indefinite and what consideration you gave to a useful life that ends on October 15, 2006. Please quantify the penalty referred to on page 16 upon termination. Also, please explain how you test for impairment of customer relationships. Include an explanation of whether you aggregate customer agreements or analyze each agreement separately in your response. Finally, tell us whether any customers have terminated recently and how those terminations have impacted the carrying amount of the intangible assets.

The customer relationships included in intangible assets represent those assets acquired in connection with MasterCard’s acquisition of Europay International S.A. (now MasterCard Europe, or “MCE”). The antitrust litigation brought against us by the U.S. Department of Justice, which is highlighted in the risk factor on page 19, was specific to our U.S. business only. As a result, the decision in this case and any associated penalties have no impact on MasterCard’s analysis of the MCE customer relationships.

MasterCard performs annual impairment testing of the intangible asset in accordance with paragraph 17 of SFAS 142. As part of its annual impairment testing, MasterCard confirms that it expected the lives of the MCE customer relationships to remain indefinite in accordance with paragraph 11 of SFAS 142. In its analysis, MasterCard considered the following:

•	Customer turnover/attrition, gross dollar volume per year, and revenue cash flows by year are the key performance indicators used to evaluate the continued expected use of the intangible asset. The top twenty MCE customers at the time of the acquisition continue to account for approximately 70% of total MCE revenues and MCE gross dollar volumes. After evaluating each of these customers separately, and the rest of the customers in aggregate, we determined that turnover from these customers is negligible and cash flows are consistent or increasing from year to year. Additionally, we hired an independent consultant to perform a discounted cash flow analysis of these customers on an annual basis, which supports the value of the assets recorded on our books. Terminations have represented less than 1% of MCE total revenue and volumes over the past several years. We expect these relationships to extend for the foreseeable future.

Securities and Exchange Commission	-35-	November 10, 2005

•	The licensing fee associated with MasterCard’s automatically renewable licensing agreement is an initial one-time charge; therefore, there are no additional costs incurred by the customer to maintain the relationship.

•	Members are unlikely to terminate their relationship and switch to competing card associations due to the high cost of switching cards. These costs include the fees associated with the production of the plastic and the hologram for the physical cards and the cost of promotional items including advertising mailings and solicitations.

Based on the factors above, MasterCard respectfully advises the Staff that it believes that the acquired intangible customer relationships from MCE do not require an adjustment to the carrying value of the intangible asset and appropriately continue to be classified as indefinite lived assets.

Litigation Accrual, page F-12

105.	We note that MasterCard does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. The meaning of the term “business or prospects” is unclear. In light of your risk factors on pages 12 and 13, please revise your disclosure to specifically address your assessment of materiality and the anticipated impact on your results of operations and financial position.

MasterCard has revised its disclosure on page F-12 in accordance with the Staff’s comment.

Note 9 – Pension, Savings Plan and Other Benefits, page F-20

106.	Related to your EIP, please advise us how you determine the liability at each balance sheet date. In your response, please clarify whether compensation expense is recognized ratably over the performance period or only once performance goals have been met. If compensation expense is recognized over the performance period, please advise how the amount of expense is determined relative to the number of units awarded. Finally, if the RSU Conversion will have a material impact on your results of operations or liquidity (as it relates to the dividend equivalent rights) in future periods, please consider disclosing that impact in MD&A.

Securities and Exchange Commission	-36-	November 10, 2005

The EIP liability at each balance sheet date represents the number of units earned for each award valued at an estimate of MasterCard’s performance score for the three-year performance period covered by the award.

MasterCard recognizes the expense for the EIP over the 5 year vesting period, as defined by the EIP plan documents. In each of the first three years 26 2/3% of the expense is recognized, as there is an 80% payout at the end of year three. In each of years 4 and 5, 10% is recognized, as there is a 20% payout at the end of year 5. The total value of the award recognized in each period is determined by the number of units earned multiplied by the estimated score for the performance period of the EIP. MasterCard adjusts the accrual as the estimated score changes. The impact of changes in the accrual is included in the performance based compensation discussion of personnel expense in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In September 2005, MasterCard adjusted its method of recognizing the cost of the EIP for eligible retirees, as is more fully described in Note 7 of the interim financial statements included in the Registration Statement, and recorded a catch-up adjustment of $19 million in the three months ended September 30, 2005. Our assessment of the historical quarterly impact of this adjustment was determined to be immaterial.

The impact of the EIP conversion has been disclosed in the MD&A.

Notes 16 and 10 – Legal Proceedings, pages F-32 and F-60, respectively

107.	We note that while it is not possible to determine the ultimate outcome of your various legal proceedings, you do not believe that any legal or regulatory proceedings to which you are a party would have a material adverse impact on your business and prospects and no provision for losses has been provided in connection with them. If it is reasonably possible that the Company could incur a material loss, please quantify the estimate of the possible loss or range of loss, or disclose that an estimate cannot be made, pursuant to paragraph 10 of SFAS 5.

MasterCard states in the first paragraph of each of notes 16 and 14 to its annual and interim financial statements, respectively, that “except as described below” it does not believe that any legal or regulatory proceedings to which it is a party would have a material impact on its results of operations, financial position or cash flows. Accordingly, MasterCard believes that any of the cases that it discloses in notes 16 or 14 could have a material adverse impact on its business and prospects. It has not reserved for loss in connection with any of these cases, except for its currency conversion litigations, because it cannot determine the outcome of these cases. In addition, it has not provided an estimated range of loss pursuant to paragraph 10 of

Securities and Exchange Commission	-37-	November 10, 2005

SFAS 5 because the complaints related to the claims against it, with the exception of the PSW Inc. litigation, do not specify damages. Accordingly, MasterCard has revised its disclosure in each of notes 16 and 14 to state that it cannot estimate the liability related to these cases unless otherwise indicated.

Note 15 – Subsequent Event (Not covered by the review report of the Independent Registered Public Accounting Firm), page F-74

108.	It is unclear from your disclosures on pages 79-81 what “current developments” have occurred to result in an increase in your reserve in September 2005. Please revise your disclosure to clarify the reasons for the timing of this change in estimate. Also, please disclose the per share impact that this change would have had to the historical statements of operations.

Due to the materiality of this event, MasterCard chose to disclose this third quarter event as a subsequent event to the June 2005 financial statements. Accordingly, this event is included in MasterCard’s results of operations for the third quarter and is a component of the earnings per share for that period. In response to the Staff’s comment, the related disclosure has been moved to note 14 on page F-67. The settlement discussions relating to MasterCard’s currency conversion litigation were actively pursued in the third quarter of 2005. As a result, the Company had additional information on which to assess the probability of the outcome and estimate the potential loss.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

109.	Please provide us with additional facts about your issuance of 348 shares of class A common stock in July of 2005 tending to support your claimed exemption from registration under Section 4(2) of the Securities Act of 1933.

Under MasterCard Incorporated’s governing documents, its class A redeemable common stock was to be reallocated among its stockholders and any institutions that became new principal members of MasterCard International Incorporated during a three-year transition period following MasterCard’s 2002 incorporation transactions in accordance with a formula based upon such stockholders’ contributions to MasterCard’s business during the twelve months ended June 30, 2005. In July 2005, as part of this reallocation process, MasterCard issued one share of its class A redeemable common stock to each of 348 such new principal members, for a total of 348 shares. On October 21, 2005 (as now described in Part II, Item 15 of the Registration Statement), a total of 2,218,363 additional shares were delivered to 283 of these new principal members. These shares were issued and delivered in a transaction exempt from registration under Section 4(2) of the Securities Act. MasterCard believes that all

Securities and Exchange Commission	-38-	November 10, 2005

of the new principal members that received shares are banks or other sophisticated financial institutions and “accredited investors” as defined in Rule 501(a)(1). In addition, as the Staff is aware, MasterCard is a reporting company under the Exchange Act and, as such, has publicly available reports on file with the Commission. These shares are restricted securities and can only be resold pursuant to a registration statement or in a transaction exempt from registration under the Securities Act. MasterCard has implemented appropriate restrictions with its transfer agent to give effect to these resale restrictions.

Exhibit

110.	Please file all material agreements required to be filed under Item 601 of Regulation S-K, including a copy of your agreement with eFunds Corporation referenced in the second full paragraph on page 66 and your customer agreements with Bank of America and MBNA.

MasterCard respectfully advises the Staff that the agreement with eFunds is not material to MasterCard or required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. In addition, MasterCard respectfully advises the Staff that it has not entered into any material agreement with Bank of America; the only agreements between MasterCard and Bank of America are standard licensing agreements. MasterCard has filed its material customer agreement with MBNA as Exhibit 10.24.

111.	Please file your legal opinion with your next amendment or provide us with a form of opinion so that we may have sufficient time to review it.

Our legal opinion has been filed as Exhibit 5.1 to the Registration Statement.

Securities and Exchange Commission	-39-	November 10, 2005

MasterCard advises the Staff that it has refiled the forms of the certificate of incorporation and bylaws of each of MasterCard Incorporated and MasterCard International Incorporated as Exhibits 3.1(a), 3.1(b), 3.2(a) and 3.2(b), respectively, to accommodate a small number of non-substantive changes to these documents.

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Elaine Wolff, Esq.
Rachel Zablow
Steven Jacobs

MasterCard Incorporated
Noah J. Hanft, Esq.
Timothy H. Murphy, Esq.

Cleary Gottlieb Steen & Hamilton LLP
David Lopez, Esq.

Annex A

OneSmart
MasterCard
5412 3456 7890 1234
5412
12-09
S MORRIS
MasterCard

12:00
12:05 PAR
12:15 MIL
12:25 AMS
12:40 BER
12:45 BRU
12:50 GEN
12:55

FIFA WORLD CUP GERMANY 2006
5412 3456 7890 1234
5412
VALID THRU
MONTH/YEAR
12/06
LEE M CARDHOLDER
MasterCard
OFFICIAL CARD 2006 FIFA WORLD CUP™

Annex B

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